                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. __)




                               IMPCO Technologies, Inc.
                             ----------------------------
                                   (Name of Issuer)



                                    Common Stock
                              -------------------------
                             (Title of Class of Securities)



                                      45255W106
                                    -------------
                                    (CUSIP Number)




                                  Peter B. Bensinger
                           Bensinger, DuPont and Associates
                                20 North Wacker Drive
                               Chicago, Illinois  60606
                                    (312) 826-8620
                                ---------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                    July 28, 1997
                           -------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

    CUSIP No. 45255W106               13D

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      Estate of Edwin J. Schneebeck
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                  / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Washington
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
 NUMBER OF
  SHARES                1,290,658
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY          8   SHARED VOTING POWER
   EACH
 REPORTING              100,107
PERSON WITH       --------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        1,290,658
                  --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        100,107
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,390,765
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.45%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      00
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $0.001 per share, of IMPCO Technologies, Inc., a Delaware corporation, f/k/a AirSensors, Inc. ("IMPCO"). The principal executive offices of IMPCO are located at 16804 Gridley Place, Cerritos, California 90703

ITEM 2.  IDENTITY AND BACKGROUND.

         Not Applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Estate of Edwin J. Schneebeck (the "Estate") acquired the securities which are the subject of this statement as a result of the death of Edwin J. Schneebeck on July 28, 1997.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Estate acquired the securities which are the subject of this statement and certain other assets owned by Edwin J. Schneebeck at the time of his death in accordance with the probate laws of the State of Washington and for the purpose of administering and settling the Estate. The Estate intends to review its investment in the securities which are the subject of this statement from time to time and, depending upon the price of such securities, subsequent developments affecting IMPCO and the Estate's needs to liquidate assets order to satisfy its obligations, to diversify its assets and to conduct an orderly administration of its affairs, may decide to decrease the size of its investment in IMPCO. Except as described herein, the Estate has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based upon an assumed number of outstanding shares of IMPCO Common Stock consisting of 5,814,587 shares actually outstanding as of October 31, 1997 (as reported by IMPCO on its Form 10-Q for the quarter ended July 31, 1997), plus the assumed issuance of an additional 669,171 shares of IMPCO Common Stock upon the complete exercise of warrants, options and preferred stock convertible into IMPCO Common Stock held by the Estate which were exercisable on or within sixty days of the date hereof), the aggregate number of shares of IMPCO Common Stock beneficially owned by the Estate is as follows:

                Number of Shares            Percentage
                ----------------            ----------
                   1,390,765 (1)               21.45%
               _________________
          (1) Includes (i) 721,594 shares of Common Stock owned directly or indirectly by the Estate, (ii) 5,500 shares of Common Stock issuable upon complete exercise of 11,000 Common Stock Purchase Warrants, (iii) 613,671 shares of Common Stock issuable upon complete conversion of 3,250 shares of 1993 Series 1 Preferred Stock, and (iv) 50,000 shares of Common Stock issuable upon complete exercise of options under the Directors Stock Option Plan.

     (b) The Estate has sole voting and dispositive power with respect to 1,290,658 shares of the securities described in Item (a) and shares voting and dispositive power with Bethel J. Schneebeck with respect to 100,107 shares of such securities. The information required by
         Item 2 with respect to Bethel J. Schneebeck is as follows:

             (a) Bethel J. Schneebeck.

             (b) 1 Stadium Way North, Number 16, Tacoma, Washington 98403.

             (c) Retired.

             (d) During the last five years, Bethel J. Schneebeck has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, Bethel J. Schneebeck has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which there was found to be any violation with respect to such laws.

     (c) None.

     (d) None.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         501,853 shares of Common Stock and 3,250 shares of 1993 Series 1 Preferred Stock are pledged to a bank, 171,724 shares are pledged pursuant to margin accounts with brokerage firms, and 24,870 shares are pledged to an asset based lender.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.



                                      SIGNATURE
                                      ---------

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated this 8th day of December, 1997.


                                       ESTATE OF EDWIN J. SCHNEEBECK



                                       By: /s/ Bethel J. Schneebeck
                                           -----------------------------------
                                               Personal Representative